As filed with the Securities and Exchange Commission on June 29, 2001




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    ---------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 ---     OF 1934.


         For the fiscal year ended December 31, 2000

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
 ---     ACT OF 1934.


         For the transition period from                  to
                                        ----------------    ------------------

                          Commission file number 1-9390
                                                 ------
                                    ---------


                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                            (Full title of the Plan)

                                    ---------

                              JACK IN THE BOX INC.
          (Name of issuer of the securities held pursuant to the Plan)


                               9330 Balboa Avenue
                               San Diego, CA 92123
                    (Address of principal executive offices)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                                TABLE OF CONTENTS




                                                                       Page
                                                                       ----

Independent Auditors' Report..........................................   1

Statements of Net Assets Available for Benefits.......................   2

Statements of Changes in Net Assets Available for Benefits............   3

Notes to Financial Statements.........................................   4

Schedule of Assets (Held at End of Year)..............................   9

                          Independent Auditors' Report


The Participants and the Administrative Committee
Jack in the Box Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      KPMG LLP


San Diego, California
June 21, 2001

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                 Statements of Net Assets Available for Benefits



                                                           December 31,
                                                  ----------------------------
                                                       2000          1999
                                                  ------------    ------------
ASSETS
Investments (Note 3)..........................    $ 65,382,293    $ 61,425,578
                                                  ------------    ------------
Receivables:
    Contributions from participants...........         168,069         156,477
    Contributions from employer...............          48,520          45,434
    Loan repayment............................          65,145          64,009
    Due from broker...........................         110,838         130,720
    Interest..................................          75,654          67,614
                                                  ------------    ------------
                                                       468,226         464,254
                                                  ------------    ------------
         Total assets.........................      65,850,519      61,889,832
                                                  ------------    ------------

LIABILITIES
Accrued expenses..............................         (12,623)       (184,191)
Due to broker.................................         (68,178)       (174,514)
                                                  ------------    ------------
         Total liabilities....................         (80,801)       (358,705)
                                                  ------------    ------------

Net assets available for benefits.............    $ 65,769,718    $ 61,531,127
                                                  ============    ============


                   See accompanying notes to financial statements.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

           Statements of Changes in Net Assets Available for Benefits


                                                      Year Ended December 31,
                                                  ----------------------------
                                                      2000             1999
                                                  ------------     -----------
ADDITIONS
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
       fair value of investments (Note 3).....    $   (160,144)   $  3,014,639
    Interest..................................       1,260,402       1,180,672
    Dividends.................................         741,965         539,948
                                                  ------------    ------------
                                                     1,842,223       4,735,259
                                                  ------------    ------------
  Contributions:
    Participants'.............................       5,237,560       5,114,870
    Employer's................................       1,440,324       1,397,309
                                                  ------------    ------------
                                                     6,677,884       6,512,179
                                                  ------------    ------------
         Total additions......................       8,520,107      11,247,438
                                                  ------------    ------------


DEDUCTIONS
Deductions in net assets attributed to:
  Benefits paid to participants...............      (4,417,918)     (3,342,440)
  Administrative expenses.....................         136,402        (145,245)
                                                  ------------    ------------
         Total deductions.....................      (4,281,516)     (3,487,685)
                                                  ------------    ------------
         Net increase.........................       4,238,591       7,759,753

Net assets available for benefits:
  Beginning of year...........................      61,531,127      53,771,374
                                                  ------------    ------------
  End of year.................................    $ 65,769,718    $ 61,531,127
                                                  ============    ============



                 See accompanying notes to financial statements.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements


1.  DESCRIPTION OF THE PLAN

The following brief description of the Jack in the Box Inc. Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Jack in the Box Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee"). Mellon Bank, N.A., as the trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. The recordkeeping administrative services are performed by Dreyfus Service Corporation.

The Plan covers substantially all regular administrative, clerical, warehouse and distribution employees, and maintenance and equipment technicians of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and have attained age 21. Effective
April 1, 1996, the one year of service requirement was changed to one year of service in which the employee is credited with at least 1,000 hours of service. Participation by eligible employees is voluntary.

Contributions - Participants can elect to have the Company contribute to the Plan any amount from 2% to 12% of their compensation in 1% increments through payroll deductions not to exceed $10,500 in 2000 and $10,000 in 1999. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. Except as described below, the Company has made matching contributions equal to 50% of each participant's first 4% of compensation deferred. Effective April 3, 1995, the Company temporarily suspended matching contributions. Effective October 2, 1995, the Company reinstated matching contributions. Prior to January 1, 1989, participants who deferred at least 4% of compensation could have elected to contribute an additional 1% to 10% of compensation, in 1% increments, on an after-tax basis. Beginning January 1, 1989, after-tax contributions could have been made whether or not the participant had elected to make any pre-tax deferrals. Effective April 1, 1991, participants were no longer able to make after-tax contributions to the Plan.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements
                                   (continued)


1.   DESCRIPTION OF THE PLAN (continued)

Vesting - Participants have a fully vested interest in their pre-tax deferrals and after-tax contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or fully vest upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions. During the year ended December 31, 2000 forfeitures in the amount of $15,000 were used to reduce employer contributions. During the year ended December 31, 1999 no forfeitures were used to reduce employer contributions. As of December 31, 2000, plan assets included $27,781 of unallocated forfeitures which were invested in the Dreyfus Certus Stable Value Fund.

Participant Accounts - As of December 31, 2000, the trustee maintains thirteen investment funds. Effective February 1, 1999 and July 25, 2000, the Crabbe Huson Special Fund and Crabbe Huson Equity Fund, respectively, were frozen to new investments in the Plan. Effective February 1, 2000, the Crabbe Huson Special Fund was removed from the Plan and any remaining balances on that date were transferred into the Dreyfus Certus Stable Value Fund. Effective July 25, 2001, the Crabbe Huson Equity Fund will be removed from the Plan and any remaining balances on that date will be transferred into the Dreyfus Certus Stable Value Fund. Effective July 25, 2000, the Janus Fund and the Morgan Stanley Dean Witter Institutional Technology Fund were added as new investment options in the Plan. Participants may direct their pre-tax deferrals, after-tax and Company matching contributions to be placed in any of the thirteen active investment funds allocated in multiples of 10% to any combination of these investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service ("IRS") regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship. The Plan also permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and
(3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements
                                   (continued)

1.  DESCRIPTION OF THE PLAN (continued)

Participant Loans Receivable - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance reduced by the highest outstanding loan balance in the previous 12 months, if any. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Interest rates range from 8.5% to 11.5%.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investments - The Plan's common/collective trust funds are stated at fair value. The Plan's investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

Administrative Expenses - Administrative expenses represent estimates of amounts incurred for investment advisory fees, recordkeeping services, and other administrative type services. Administrative expenses are displayed net of an entry to adjust previously recorded estimates of expense to actual.

Use of Estimates - The Plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities to prepare the financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS 137, the Plan is required to adopt SFAS 133 effective January 1, 2001. Management has determined that the impact of SFAS 133 on the Plan's financial statements would be immaterial.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements
                                   (continued)

3.   INVESTMENTS

Investments consist of the following at December 31, 2000 and 1999:

                                                     December 31, 2000                    December 31, 1999
                                               -----------------------------        ------------------------------
                                                                    Fair                                  Fair
      Description of Investments                    Cost            Value                Cost             Value
  ------------------------------------------   -------------    ------------        --------------    ------------
  TBC, Inc. Pooled Employee Funds...........   $      16,563    $     16,563        $      48,486    $      48,486

  Dreyfus  Certus Stable Value
    Fund ...................................      14,843,159      14,843,159           14,817,184       14,817,184

  Dreyfus Short-Intermediate
    Government Fund ........................       1,565,606       1,552,369            1,502,134        1,430,322

  Dreyfus Lifetime Growth &
    Income Fund.............................      10,941,458      11,009,174           10,990,366       11,719,442

  Dreyfus Lifetime Growth Fund..............       2,778,017       2,509,662            2,391,005        2,427,226

  Dreyfus Lifetime Income Fund..............         720,165         692,864              638,713          613,246

  Dreyfus Disciplined Stock Fund............      10,335,643      11,560,618            9,209,858       12,671,542

  Heartland Value Fund......................       1,906,017       1,903,047            1,348,699        1,512,122

  Janus Fund ...............................       1,108,347         865,513                    -                -

  Crabbe Huson Equity Fund..................         737,458         717,401              732,441          696,024

  Crabbe Huson Special Fund.................               -               -              177,688          121,798

  MAS Mid Cap Growth Advisers
    Fund....................................       3,497,579       2,854,708              991,173        1,181,991

  Morgan Stanley Dean Witter
    Institutional Technology Fund...........       1,211,867         819,913                    -                -

  Neuberger & Berman Guardian
    Trust...................................       1,617,838       1,249,869            1,477,735        1,268,907

  Warburg Pincus International
    Equity Fund ............................       1,463,007       1,094,275              829,813        1,154,566

  Jack in the Box Inc. Common Stock.........       6,314,537       8,739,257            5,443,849        7,100,529

  Participant loans receivable..............               -       4,953,901                    -        4,662,193
                                               -------------   -------------        -------------    -------------

                                               $  59,057,261   $  65,382,293        $  50,599,144    $  61,425,578
                                               =============   =============        =============    =============

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements
                                   (continued)


3.   INVESTMENTS (continued)


During 2000 and 1999 the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

                                                     2000            1999
                                                --------------   ------------

  Mutual funds..............................    $  (3,035,447)   $  3,691,026

  Common stock..............................        2,875,303        (676,387)
                                                -------------    ------------

                                                $    (160,144)   $  3,014,639
                                                =============    ============

4.   FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated April 1, 1987, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended and restated thereafter effective January 1, 1988 and January 1, 1989. On November 28, 1995, the IRS issued a favorable tax determination letter related to these restatements. The Plan was further restated effective January 1, 1996. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and the related trust is tax exempt.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                                 EIN: 95-2698708
                                Plan Number: 003
                    Schedule of Assets (Held at End of Year)
                                December 31, 2000



                                                                  (c)
                          (b)                      Description of Investment Including
             Identity of Issue, Borrower,            Maturity Date, Rate of Interest,                     (d)               (e)
    (a)        Lessor, or Similar Party             Collateral, Par or Maturity Value                     Cost         Current Value
  -------- -------------------------------- -----------------------------------------------------     ------------     -------------

           Common/Collective Trust Funds:
     *     The Boston Company               16,563 shares of TBC, Inc. Pooled Employee Funds          $     16,563      $     16,563

     *     The Dreyfus Trust Company        14,843,159 shares of Dreyfus Certus Stable Value Fund       14,843,159        14,843,159
                                                                                                      ------------      ------------

                                                                                                        14,859,722        14,859,722
                                                                                                      ------------      ------------


     *     Jack in the Box Inc.             296,875 shares of Jack in the Box Inc. Common Stock          6,314,537         8,739,257

     *     Participant loans                Interest rates ranging from 8.5% to 11.5%                            -         4,953,901



                                                               (continued)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                                 EIN: 95-2698708
                                Plan Number: 003
                    Schedule of Assets (Held at End of Year)
                                December 31, 2000

                                                                  (c)
                       (b)                         Description of Investment Including
          Identity of Issue, Borrower,               Maturity Date, Rate of Interest,                      (d)             (e)
  (a)       Lessor, or Similar Party                Collateral, Par or Maturity Value                      Cost        Current Value
  ---  ---------------------------------  --------------------------------------------------------    -------------    -------------
       Mutual Funds:
   *   The Dreyfus Corporation            145,762 shares of Dreyfus Short-Intermediate
                                           Government Fund                                            $   1,565,606    $   1,552,369

   *   The Dreyfus Corporation            691,966 shares of Dreyfus Lifetime Growth & Income Fund        10,941,458       11,009,174

   *   The Dreyfus Corporation            159,546 shares of Dreyfus Lifetime Growth Fund                  2,778,017        2,509,662

   *   The Dreyfus Corporation            54,003 shares of Dreyfus Lifetime Income Fund                     720,165          692,864

   *   The Dreyfus Corporation            312,703 shares of Dreyfus Disciplined Stock Fund               10,335,643       11,560,618

       Heartland Advisors, Inc.           57,703 shares of Heartland Value Fund                           1,906,017        1,903,047

       Janus Distributors, Inc.           25,999 shares of Janus Fund                                     1,108,347          865,513

       Liberty Financial Companies        40,101 shares of Crabbe Huson Equity Fund                         737,458          717,401

       Miller Anderson & Sherrerd, LLP    116,614 shares of MAS Mid Cap Growth Advisers Fund              3,497,579        2,854,708

       Morgan Stanley & Co.               31,755 shares of Morgan Stanley Dean Witter
        Incorporated                       Institutional Technology Fund                                  1,211,867          819,913

       Neuberger Berman
        Management Incorporated           106,735 shares of Neuberger & Berman Guardian Trust             1,617,838        1,249,869

       Counsellors Securities, Inc.       72,565 shares of Warburg Pincus International Equity Fund       1,463,007        1,094,275
                                                                                                      -------------    -------------

                                                                                                         37,883,002       36,829,413
                                                                                                      -------------    -------------

                                                                                                      $  59,057,261    $  65,382,293
                                                                                                      =============    =============

*        Party-in-interest as defined by ERISA.

                 See accompanying independent auditor's report.

EXHIBITS

1.  Consent of KPMG LLP.


                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   JACK IN THE BOX INC. EASY$AVER
                                   PLUS PLAN




                                   By: LAWRENCE E. SCHAUF
                                       ----------------------
                                        Lawrence E. Schauf
                                        Member, Administrative Committee
                                        Date:  June 29, 2001

                                                                    Exhibit 1



                          Independent Auditors' Consent

The Board of Directors
Jack in the Box Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Jack in the Box Inc. of our report dated June 21, 2001, relating to the statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2000, and the related schedule, which report appears in the December 31, 2000, annual report on Form 11-K of the Jack in the Box Inc. Easy$aver Plus Plan.


                                    KPMG LLP

San Diego, California
June 29, 2001